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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*

                               Tejas Incorporated
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    957531205
                              --------------------
                                 (CUSIP Number)

                            Jared E. Abbruzzese, Sr.
                     c/o Capital & Technology Advisors, Inc.
                          18 Corporate Woods Boulevard
                                   Third Floor
                             Albany, New York 12211
                                 (518) 462-2632
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 2006
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
     Jared E. Abbruzzese, Sr.
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
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3. SEC Use Only

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4. Source of Funds (See Instructions)
     OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)or
2(e) [ ]

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6. Citizenship or Place of Organization
     United States
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   Number of          7.       Sole Voting Power
     Shares                    0
  Beneficially        ----------------------------------------------------------
    Owned By          8.       Shared Voting Power
     Each                      0
   Reporting          ----------------------------------------------------------
     Person           9.       Sole Dispositive Power
                               0
                      ----------------------------------------------------------
                      10.      Shared Dispositive Power
                               0
                      ----------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
     0
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) [ ]

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13. Percent of Class Represented by Amount in Row (11)
     0%

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14. Type of Reporting Person (See Instructions)
     IN

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Introduction

         This Amendment No. 1 to Schedule 13D is being filed by Jared E. Abbruzzese, Sr. ("Mr. Abbruzzese" or the "Reporting Person"), to report the disposition in full of the shares of common stock, par value $0.001 per share, of Tejas Incorporated (the "Issuer") that had been beneficially owned by Mr. Abbruzzese.

Item 1.  Security and Issuer

         This statement relates to the common stock of Tejas Incorporated. The Issuer's executive offices are located at 8226 Bee Caves Road, Austin, Texas 78746.

Item 2.    Identity and Background

         (a) This statement is filed by Mr. Abbruzzese. Mr. Abbruzzese is sole manager of Winchester Development LLC, a Delaware limited liability company formerly known as Niskayuna Development LLC. Mr. Abbruzzese and his family own 100% of the membership interests of Winchester Development LLC. Winchester Development LLC owned 2,628,945 shares of common stock of the Issuer (including 262,219 shares held of record by HBSC as Escrow Agent under the Escrow Agreement), all of which have been disposed of pursuant to a certain Purchase Agreement dated as of October 1, 2006 by and among Tejas Incorporated, Capital & Technology Advisors, Inc. and the persons and entities listed on the signature page thereto. Additionally, Mr. Abbruzzese held an option to acquire 100,000 shares of common stock of the Issuer. He elected to rescind this option, for no consideration, on November 28, 2005.

         (b) The address of the principal business office of Mr. Abbruzzese is 18 Corporate Woods Boulevard, Third Floor, Albany, NY 12211. The address of the principal business office of Winchester Development LLC is 63 Old Niskayuna Road, Loudonville, NY 12211.

         (c) Mr. Abbruzzese is Chairman of Capital & Technology Advisors, Inc.

         (d) During the past five years, Mr. Abbruzzese has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Abbruzzese has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

         (f) Mr. Abbruzzese is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The shares of common stock of the Issuer held by Winchester Development LLC were transferred back to the Issuer pursuant to a Purchase Agreement dated as of October 1, 2006 by and among Tejas Incorporated, Capital & Technology Advisors, Inc. and the persons and entities listed on the signature page thereto (each a "Stockholder" and collectively, the "Stockholders"). The consideration paid by the Issuer on the Closing Date to the Stockholders, in exchange for their shares of the Issuer's common stock, consisted of all of the outstanding capital stock of Capital & Technology Advisors, Inc. ("C&TA"), of which Winchester Development LLC received 249.751251 shares.

         The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the copy of the Purchase Agreement included as Exhibit
99.1 to this Amendment No. 1 to Schedule 13D and incorporated herein in its entirety by reference.

         Mr. Abbruzzese's option to acquire 100,000 shares of common stock of the Issuer (as adjusted to take into account a 2-for-1 stock split of the Issuer's shares) was acquired on November 8, 2004, pursuant to a Nonqualified Stock Option Agreement (the "Option Agreement") of that same date issued pursuant to the Westech Capital Corp. 1999 Stock Option Plan, as amended. 33,333 shares vested on November 8, 2004 and an additional 33,333 shares vested on November 8, 2005. This option was issued as compensation to Mr. Abbruzzese for services rendered to the Issuer. On November 28, 2005, Mr. Abbruzzese elected to rescind this option. He received no consideration for such rescission.

Item 4.  Purpose of Transaction

         The Reporting Person has not effected any transaction of the Issuer's securities except as disclosed herein.

         As described in Item 3 above, this statement relates to shares of the Issuer's common stock transferred to the Issuer by Winchester Development LLC in exchange for shares of capital stock of Capital & Technology Advisors, Inc. held by the Issuer. On September 29, 2006, Jared E. Abbruzzese resigned as a member of the Board of Directors of Issuer.

         Also as described in Item 3 above, this statement relates to shares of the Issuer's common stock previously issuable to Mr. Abbruzzese upon exercise of a option to acquire 100,000 shares of common stock pursuant to the Option Agreement.

         Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

         (a) Amount beneficially owned: no shares of Common Stock

         (b) Number of shares as to which Reporting Person has:

              (i) sole power to vote or direct the vote: 0

              (ii) shared power to vote or direct the vote: 0

              (iii) sole power to dispose or direct the disposition of: 0

              (iv) shared power to dispose or direct the disposition of: 0

         (c) As discussed in response to Item 3, on November 28, 2005, Mr. Abbruzzese elected to rescind his option to acquire 100,000 shares of common stock of the Issuer, granted on November 8, 2004. He received no consideration for the rescission.

         As discussed in response to Item 3 above, on October 1, 2006, pursuant to the Purchase Agreement, Winchester Development LLC transferred all its interest in shares of the Issuer to the Issuer in exchange for 249.751251 shares of common stock of Capital & Technology Advisors, Inc.

         (e) On October 1, 2006, the reporting person ceased to be the beneficial owner of more than 5% of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Also on October 1, 2006, pursuant to the Purchase Agreement, the Escrow Agreement by and among Capital & Technology Advisors, Inc., the Issuer, Niskayuna Development LLC, now known as Winchester Development LLC ("Winchester"), Wayne Barr, Jr. ("Barr"), and HSBC Bank USA, National Association, as escrow agent, under which Winchester and Barr deposited 262,919 and 46,397 shares, respectively, of common stock of Issuer received pursuant to the Merger Agreement into escrow to secure certain indemnity obligations of Capital & Technology Advisors, Inc. under the Merger Agreement, was terminated and a Termination and Release Agreement Relating to Escrow Agreement was executed. Pursuant to the terms of the Termination and Release Agreement, the shares held by the Escrow Agent were delivered to the Issuer.

         Also on October 1, 2006, as a result of termination of the Merger Agreement, the Contribution Agreement between Niskayuna (now known as Winchester Development LLC) and Barr, dated as of July 1, 2005 pursuant to which the parties agree that an Underpaying Party (as defined in the Contribution Agreement) shall repay an Overpaying Party (as defined in the Contribution Agreement), as contribution, such amounts as are necessary to ensure that each party pays his Contribution Pro Rata Share (as defined in the Contribution Agreement) of any obligations under the Merger Agreement, is of no further force and effect.

         Also on October 1, 2006, pursuant to the Purchase Agreement, the registration rights agreement (the "Registration Rights Agreement"), between the Issuer and the Stockholders, including Niskayuna (now known as Winchester) pursuant to which the Stockholders were granted the right to register their shares for resale on a registration statement to be filed by the Company within 60 days following the Closing Date, was terminated pursuant to a Termination and Release Agreement Relating to Registration Rights Agreement.

         Reference to, and descriptions of the Purchase Agreement, Termination and Release Relating to the Escrow Agreement and Termination and Release Agreement Relating to Registration Rights Agreement, as set forth above in this
Item 6 are qualified in their entirety by reference to the copies of the Purchase Agreement, Termination and Release Relating to the Escrow Agreement, Termination and Release Agreement Relating to the Contribution Agreement and Termination and Release Agreement Relating to Registration Rights Agreement, included as Exhibits 99.1, 99.2 and 99.3, respectively, to this Amendment No.1 to Schedule 13D and incorporated in this Item 6 in their entirety.

         To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

--------------------------- ----------------------------------------------------
Exhibit No.                 Description
--------------------------- ----------------------------------------------------
99.1                        Purchase Agreement, dated as of October 1, 2006, by
                            and among Tejas Incorporated, Capital & Technology
                            Advisors, Inc. and the persons listed on the
                            signature pages thereof.
--------------------------- ----------------------------------------------------
99.2                        Termination and Release Agreement relating to Escrow
                            Agreement, dated as of October 1, 2006, by and among
                            Tejas Incorporated, Winchester Development LLC,
                            Wayne Barr, Jr. ("Barr"), and HSBC Bank USA,
                            National Association, as escrow agent.
--------------------------- ----------------------------------------------------
99.3                        Termination and Release Agreement relating to
                            Registration Rights Agreement, dated as of October
                            1, 2006, by and among Tejas Incorporated and the
                            persons listed on the signature pages thereof.
--------------------------- ----------------------------------------------------



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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2006


                                              By: /s/ Jared E. Abbruzzese, Sr.
                                                  ------------------------------
                                                  Name: Jared E. Abbruzzese, Sr.